EXHIBIT 99.1

Endeavour Silver Produces 6,486,661 Oz Silver and 37,164 Oz Gold, for a total of 11.2 Million Silver Equivalent Oz in 2025

VANCOUVER, British Columbia, Jan. 08, 2026 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR)  reports full year 2025 production of 6,486,661 silver ounces (“oz”) and 37,164 gold oz, and in combination with base metal production, a silver equivalent (1) (“AgEq”) production of 11.2 million oz. Fourth quarter 2025 production was 2,030,206 silver ounces, 13,785 gold oz, and AgEq production of 3.8 million oz. All dollar amounts are in US dollars ($).

“Endeavour delivered another year of strong growth in 2025, highlighted by record silver equivalent production and the successful ramp-up at Terronera,” commented Dan Dickson, Chief Executive Officer. “Our team’s commitment to operational excellence and strategic investment has positioned us to unlock significant value for our stakeholders as we continue to advance our portfolio and strengthen our financial foundation. Looking ahead, we remain focused on disciplined growth and delivering long-term value.”

Q4 2025 Production Overview

  Terronera Declared Commercial Production: Announced commercial production at Terronera effective October 1, 2025 (see news release from October 16, 2025 here). While ramping up toward full capacity, Terronera maintained a steady output with no significant shutdowns and average recoveries of 82.6% for silver and 72.5% for gold.

  Guanaceví Maintains Stable Throughput: Due to slightly lower silver grades and slightly higher throughput, production of silver was slightly lower than the planned range with gold production at the higher end of the range.

  Kolpa Production Meets Expectation: Kolpa throughput exceeded plan and while processed grade for silver and lead were in line with expectations, zinc grades were lower than planned.

  Definitive Agreement to Sell Bolañitos Mine: Entered into a definitive agreement to sell the Bolañitos mine for US$30 million cash and US$10 million in Guanajuato Silver shares, plus up to US$10 million in contingent consideration payable upon achieving production milestones at the Bolañitos Mine, (see news release from November 24, 2025 here). The mine continued to perform during the fourth quarter with silver production in line with plan and gold production lower than plan due to lower grades.

  Metal Sales and Inventories: Sold 1,879,937 silver ounces and 12,614 gold ounces during the fourth quarter. A total of 262,131 silver ounces and 736 gold ounces of bullion inventory and 55,877 silver ounces and 861 gold ounces in concentrate inventory were held at December 31, 2025.

  Completed US$350 Million Convertible Notes Offering: Closed a US$350 million convertible senior notes offering and repaid the majority of third-party debt. Remaining funds will be used to advance the Pitarrilla project and for general corporate purposes (see news release from December 4, 2025 here).

Q4 2025 Mine Operations

Consolidated silver production was 2,030,206 oz in Q4 2025, in line with plan and 146% higher than Q4 2024, due to the addition of Kolpa and Terronera production, Bolañitos production shifting toward higher silver grades in 2025, and lower production in the comparative period at Guanaceví due to the trunnion failure in August 2024 which was resolved in late December 2024. Excluding Kolpa and Terronera, consolidated silver production was 27% higher than Q4 2024.

Consolidated gold production was 13,785 oz in Q4 2025, 52% higher than Q4 2024. Higher gold production was due to the addition of Terronera and 14% higher gold production at the Guanaceví mine, partially offset by 59% lower production at the Bolañitos mine. Excluding Terronera, consolidated gold production was 38% lower than Q4 2024.

In Q4 2025, following the declaration of commercial production effective October 1, 2025, Terronera’s throughput was 154,180 tonnes, producing 352,002 oz of silver and 8,148 oz of gold. The material processed during the quarter had an average grade of 86 grams per tonne (g/t) of silver and 2.27 g/t of gold. During Q4 2025, Terronera experienced lower average grades as mining activities were strategically focused in lower-grade areas of the deposit. This approach aligns with the planned production ramp-up and the mine’s transition through various zones. Looking ahead, operations are scheduled to shift into higher-grade areas by H2 2026, which is expected to significantly improve grade averages. The team also remains committed to optimizing and refining plant processes to enhance metal recoveries, while steadily increasing throughput.

In Q4 2025, Guanaceví throughput was 78% higher than Q4 2024 as Guanaceví’s Q4 2024 production was negatively impacted by the trunnion failure. Despite silver and gold grades being 34% and 35% lower, respectively, silver production was 22% higher and gold production was 14% higher as a result of the higher throughput. Throughput and grades were in line with plan. Supplies of local third-party feed continued to supplement mine production, amounting to 23% of quarterly throughput.

In Q4 2025, Kolpa’s throughput was 198,830 tonnes of material producing 631,867 oz of silver, 5,570 tonnes of lead and 3,034 tonnes of zinc. The material processed had average grades of 108 g/t silver and 3.06% lead, 1.83% zinc and 0.20% copper. While silver and lead grades are in line with management expectations, zinc grades were lower. Significant progress has been achieved toward increased plant capacity to 2,500 tpd. In Q4 2025, the site commissioned a new crushing circuit and commenced installation of a new ball mill to be completed in Q1 2026.

In Q4 2025, Bolañitos’ throughput was 12% lower than throughput in Q4 2024. Silver grades were 82% higher than the comparative period, driving 60% higher silver production, while gold grades were 47% lower, driving 59% lower gold production. Throughput and gold grades were below plan, while silver oz grades were consistent with plan. The grade variation is due to mining from different locations in the ore body. The sale of Bolañitos is expected to close in January 2026.

Consolidated Production Highlights for the Three Months Ended December 31, 2025

Three Months Ended December 31,
	2025	2024	% Change
Throughput (tonnes)	551,010	165,591	233%
Silver ounces produced	2,030,206	824,529	146%
Gold ounces produced	13,785	9,075	52%
Lead tonnes produced	5,750	-	N/A
Zinc tonnes produced	3,034	-	N/A
Copper tonnes produced	106	-	N/A
Payable silver ounces produced	1,967,199	817,292	141%
Payable gold ounces produced	13,362	8,898	50%
Silver equivalent ounces produced[1]	3,767,713	1,550,529	143%
Silver ounces sold	1,879,937	654,519	187%
Gold ounces sold	12,614	8,343	51%

1 Silver equivalent (AgEq) is calculated using 80:1 silver: gold ratio, 60:1 lead ratio, 85:1 zinc ratio and 300:1 copper ratio plus silver ounces or $30/oz silver, $2,400/oz gold, $1,800/tonne lead, $2,550/tonne zinc and $9,000/tonne copper.

Consolidated2,3 Production Highlights for the Twelve Months Ended December 31, 2025

Twelve Months Ended December 31,
	2025	2024	% Change
Throughput (tonnes)	1,464,590	781,439	87%
Silver ounces produced	6,486,661	4,471,824	45%
Gold ounces produced	37,164	39,047	(5%)
Lead tonnes produced[3]	14,917	-	N/A
Zinc tonnes produced[3]	9,016	-	N/A
Copper tonnes produced[3]	284	-	N/A
Payable silver ounces produced	6,340,286	4,438,354	43%
Payable gold ounces produced	36,340	38,327	(5%)
Silver equivalent ounces produced[1]	11,206,378	7,595,584	48%
Silver ounces sold	6,321,785	4,645,574	36%
Gold ounces sold	36,336	38,522	(6%)

1 Silver equivalent (AgEq) is calculated using 80:1 silver: gold ratio, 60:1 lead ratio, 85:1 zinc ratio and 300:1 copper ratio plus silver ounces or $30/oz silver, $2,400/oz gold, $1,800/tonne lead, $2,550/tonne zinc and $9,000/tonne copper.
2 Terronera pre-operating production is excluded. Terronera achieved commercial production on October 1, 2025, therefore three months of results are included in the year-to-date consolidated results.
3 The Kolpa acquisition closed on May 1, 2025, therefore eight months of results are included in the year-to-date consolidated results.

Production Tables for the Three Months Ended December 31, 2025 for the Mexico Operating Mines

Three Months Ended December 31, 2025	Terronera	Guanacevi	Bolanitos
Tonnes processed	154,180	104,380	93,620
Tonnes per day	1,676	1,135	1,018
Silver ounces produced	352,002	877,554	168,783
Silver grade g/t	86	291	66
Silver recovery	82.6%	89.7%	85.4%
Gold ounces produced	8,148	3,002	2,636
Gold grade g/t	2.27	0.99	1.03
Gold recovery	72.5%	90.1%	84.8%
Silver Equivalent ounces produced(1)	1,003,822	1,117,703	379,632

Totals may not add up due to rounding

Production2 Tables for the Twelve Months Ended December 31, 2025 for the Mexico Operating Mines

Twelve Months Ended December 31, 2025	Terronera	Guanacevi	Bolanitos
Tonnes processed	154,180	402,992	393,940
Tonnes per day	1,676	1,104	1,079
Silver ounces produced	352,002	3,915,077	608,388
Silver grade g/t	86	334	57
Silver recovery	82.6%	90.3%	84.0%
Gold ounces produced	8,148	13,747	15,270
Gold grade g/t	2.27	1.16	1.37
Gold recovery	72.5%	91.5%	87.9%
Silver Equivalent ounces produced(1,2)	1,003,822	5,014,826	1,829,957

Totals may not add up due to rounding
2 Terronera pre-operating production is excluded. Terronera achieved commercial production on October 1, 2025, therefore three months of results are included in the year-to-date consolidated results.

Production Tables for the Three Months Ended December 31, 2025 for the Peru Mine

Three Months Ended December 31, 2025	Kolpa
Tonnes processed	198,830
Silver ounces produced	631,867
Silver grade g/t	108
Silver recovery %	91.4%
Lead tonnes produced	5,750
Lead grade %	3.06%
Lead recovery %	94.4%
Zinc tonnes produced	3,034
Zinc grade %	1.83%
Zinc recovery %	83.4%
Copper tonnes produced	106
Copper grade %	0.20%
Copper recovery %	26.7%
Silver Equivalent ounces produced(1)	1,266,557

Totals may not add up due to rounding

Production Tables for the Twelve Months Ended December 31, 2025 for the Peru Mine

Eight Months[3] Ended December 31, 2025	Kolpa
Tonnes processed	513,478
Silver ounces produced	1,611,194
Silver grade g/t	108
Silver recovery %	90.7%
Lead tonnes produced	14,917
Lead grade %	3.08%
Lead recovery %	94.3%
Zinc tonnes produced	9,016
Zinc grade %	2.07%
Zinc recovery %	84.9%
Copper tonnes produced	284
Copper grade %	0.21%
Copper recovery %	26.7%
Silver Equivalent ounces produced(1)	3,357,774

Totals may not add up due to rounding
3 The Kolpa acquisition closed on May 1, 2025, therefore eight months of results are included in the year-to-date consolidated results.

About Endeavour Silver

Endeavour is a mid-tier silver producer with four operating mines in Mexico and Peru and a robust pipeline of exploration projects across Mexico, Chile, and the United States. With a proven track record of discovery, development, and responsible mining, Endeavour is driving organic growth and creating lasting value on its path to becoming a leading senior silver producer.

Qualified Person

Dale Mah, P.Geo., Vice President Corporate Development, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters in this news release.

Q4 2025 Financial Results and Conference Call

Q4 2025 financial results will be released before market open on Friday February 27, 2026, and Management will host a conference call the same day at 10:00 a.m. PST / 1:00 p.m. EST to discuss the results.

Date:	Friday February 27, 2026

Time:	10:00am PST / 1:00pm EST

Telephone:	Canada & US + 1-833-752-3348
International + 1-647-846-2804

Replay:	Canada & US +1- 855-669-9658
International +1-412-317-0088
Access code is 2019594; audio replay will be available on the Company’s website

Contact Information

Allison Pettit
Vice President, Investor Relations
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the advancement of Endeavour’s portfolio and strengthening of its financial foundation; Endeavour’s focus on disciplined growth and delivering long-term value; operational plans at Terronera; the release of Edneavour’s financial results and the timing and results of various activities, including the timeline for closing the sale of Bolanitos. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to unexpected changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on the Terronera Project economics; changes in national and local governments’ legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the USA, Mexico and Peru; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; risks in obtaining necessary licenses and permits; fluctuations in the prices of silver and gold; fluctuations in currency markets (particularly the Mexican peso, Peruvian sol, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “Risk Factors” contained in the Company’s most recent form 40F/Annual Information Form and the Prospectus Supplement Dated April 3, 2025 filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.